UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of February, 2023

011-36000

(Commission File Number)

XTL Biopharmaceuticals Ltd.

(Exact name of Registrant as specified in its charter)

5 Badner St.

Ramat Gan, Israel, 5218102

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

EXPLANATORY NOTE

XTL Biopharmaceuticals Ltd. (the “Company”) is filing this Amendment No. 1 to amend and restate its Report on Form 6-K and all exhibits furnished with the U.S. Securities and Exchange Commission on January 20, 2023 (the “Original Report”). This Amendment No. 1 is being filed solely for the purpose of amending the meeting time from 3:00 PM (Israel Time), on February 23, 2023 to 10:00 AM (Israel Time), on February 23, 2023.

Exhibit Index

Exhibit No.	Description

99.1	Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders

99.2	Proxy Card for holders of ordinary shares with respect to the Company’s Annual General Meeting of Shareholders

99.3	Voting Instruction Card for American Depositary Share holders with respect to the Company’s Annual General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: February 1, 2023	/s/ Shlomo Shalev
Shlomo Shalev Chief Executive Officer

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